Exhibit 99.3

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

OneConnect Financial Technology Co., Ltd. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

On May 4, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the Holding Foreign Companies Accountable Act. The Company filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on March 31, 2022, containing an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) had determined that it was unable to inspect or investigate completely registered public accounting firms that were headquartered there. The PCAOB subsequently vacated this determination in December 2022.

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in China.

As of March 31, 2023, Rong Chang Limited (“Rong Chang”), Ping An Insurance (Group) Company of China (“Ping An”) and Sen Rong Limited (“Sen Rong”) were the Company’s three largest shareholders. To the Company’s knowledge, based on an examination of the Company’s register of members and public filings made by its shareholders, no shareholder other than Rong Chang, Ping An and Sen Rong owned more than 5% of the Company’s outstanding shares as of March 31, 2023.

•	Each of Rong Chang and Sen Rong is a company incorporated in the British Virgin Islands. Pursuant to an acting-in-concert agreement dated August 3, 2020, as amended from time to time, Sen Rong Limited agreed to act together with Rong Chang for purpose of exercising Sen Rong Limited’s shareholders’ rights in the Company. As a result, (i) Rong Chang and Sen Rong may be deemed to have formed a group, which may be deemed to beneficially own all the Company’s ordinary shares held of record by Rong Chang and Sen Rong, collectively, and (ii) Rong Chang may be deemed to beneficially own all the Company’s ordinary shares held of record by Sen Rong, as well as all the Company’s ordinary shares of which it is a record holder. To the Company’s knowledge, neither Rong Chang or Sen Rong is owned or controlled by a governmental entity of China. As reported in a Schedule 13G/A jointly filed by Rong Chang and Sen Rong on February 13, 2023, and based on the Company’s register of members, Rong Chang beneficially owned 385,077,588 ordinary shares of the Company as of December 31, 2022. Based on the total outstanding shares of the Company as of March 31, 2023 and assuming that Rong Chang’s and Sen Rong’s shareholding had not changed since December 31, 2022, Rong Chang beneficially owned 32.91% of the Company’s total issued and outstanding shares as of March 31, 2023.

•	Ping An is a public company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange and incorporated under the laws of the PRC. As reported by Ping An in its announcement of audited results for the year ended December 31, 2022 on March 15, 2023, Ping An did not have any controlling shareholder or de facto controlling party as of December 31, 2022. As reported in a Schedule 13G/A jointly filed by Ping An and Bo Yu Limited (“Bo Yu”) on February 13, 2023, and based on the Company’s register of members, Ping An beneficially owned 375,764,724 ordinary shares (or 463,942,341 if including up to 88,177,617 ordinary shares that Bo Yu has the right to acquire upon the exercise of options at any time) of the Company as of December 31, 2022. Based on the total outstanding shares of the Company as of March 31, 2023 and assuming that Ping An’s shareholding had not changed since December 31, 2022, Ping An beneficially owned 32.12% (or 39.65% if including 7.54% of the Company’s outstanding ordinary shares that Bo Yu has the right to acquire upon the exercise of options at any time) of the Company’s total issued and outstanding shares as of March 31, 2023.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 24, 2023, for more details.

In addition, the Company is not aware of any governmental entity that is in possession of, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.